FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

to

ANNUAL REPORT

of

LANDWIRTSCHAFTLICHE RENTENBANK

(Name of Registrant)

Date of end of last fiscal year: December 31, 2014

SECURITIES REGISTERED
(As of the close of the fiscal year)*

Title of Issue	Amount as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI, ESQ. Sullivan & Cromwell LLP Neue Mainzer Strasse 52 60311 Frankfurt am Main Germany +49 (69) 4272 5200	SINA R. HEKMAT, ESQ. Hogan Lovells US LLP 875 Third Avenue New York, NY 10022 +1 (212) 918 3000

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2014, as follows:

•	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 3 hereof to the “Presentation of Financial and Other Information” section.

•	Exhibit (d) is hereby amended by adding the text under the caption “Exchange Rate Information” on page 3 hereof to the “Exchange Rate Information” section.

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments — Landwirtschaftliche Rentenbank” on pages 4 – 6 hereof to the “Recent Developments — Landwirtschaftliche Rentenbank” section.

•	Exhibit (d) is hereby amended by replacing the text in the “Recent Developments — The Federal Republic of Germany” section with the text under the caption “Recent Developments — The Federal Republic of Germany” on pages 7 – 10 hereof.

This report is intended to be incorporated by reference into Landwirtschaftliche Rentenbank’s prospectus dated January 2, 2014 and any future prospectus filed by Landwirtschaftliche Rentenbank with the Securities and Exchange Commission to the extent such prospectus indicates that it intends to incorporate by reference this report.

TABLE OF CONTENTS

Presentation of Financial and Other Information	3
Exchange Rate Information	3
Recent Developments – Landwirtschaftliche Rentenbank	4
Recent Developments – The Federal Republic of Germany	7
Signature	11

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On August 25, 2015, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = 1.1506 U.S. dollar (EUR 0.8691 per U.S. dollar).

EXCHANGE RATE INFORMATION

We file reports with the SEC giving economic data expressed in euro.

The following table shows noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for the periods and dates indicated, as published on a weekly basis by the Federal Reserve Bank of New York.

	Period End	Average(1)	High	Low

Quarter ended June 30, 2015	1.1154	1.1103	1.1428	1.0582

(1) The average of the noon buying rates on the last business day of each month during the relevant period.

The following table shows the high and low noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for each month from May 2015 through August (through August 21) 2015, published on a weekly basis by the Federal Reserve Bank of New York.

2015	High	Low

May	1.1428	1.0876
June	1.1404	1.0913
July	1.1150	1.0848
August (through August 21)	1.1356	1.0868

No representation is made that the euro or U.S. dollar amounts referred to herein or referred to in the documents which incorporate this information by reference could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

RECENT DEVELOPMENTS

LANDWIRTSCHAFTLICHE RENTENBANK

Rentenbank Preliminary Results for the Six Months Ended June 30, 2015

The following information is derived from Rentenbank’s press release of August 19, 2015, announcing certain preliminary results for the six months ended June 30, 2015. The financial figures in this section are based on preliminary, unaudited unconsolidated results for Rentenbank’s six months ended June 30, 2015. Consequently, the amounts discussed below could be subject to change as a result of the audit process. Unless otherwise indicated, the financial figures in this section were prepared in accordance with German GAAP (German Commercial Code or HGB). Rentenbank will prepare its final, consolidated annual financial statements also in accordance with International Financial Reporting Standards as adopted by the European Union. Rentenbank expects its final, audited consolidated and unconsolidated annual financial statements for 2015 to be announced at a press conference and published in April 2016.

The agricultural sector’s brisk demand for promotional loans was the determining factor in the operating performance of Rentenbank in the first half of 2015. The promotional bank’s business in low-interest special promotional loans hit a new record level despite the more subdued performance of agricultural markets. Rentenbank's international issuance activities were also highly successful in the first six months of this year. In the first half of 2015, Rentenbank raised medium- and long-term funding of EUR 8.4 billion in the capital markets to finance its promotional business. This amount covers 80% of the total funding requirement of EUR 10.5 billion that Rentenbank planned for 2015.

Strong demand for Rentenbank’s promotional loans

New business in low-interest special promotional loans during the first six months of 2015 came to EUR 3.6 billion, which constituted a year-on-year increase of 15.2%. This result was attributable, in particular, to the Agriculture and Rural Development promotional lines. New business in standard promotional loans doubled to EUR 2.6 billion, while the securitized promotional business grew by 3.8% to EUR 2.1 billion.

US dollar most important issuance currency

Rentenbank raised medium- and long-term funding of EUR 8.4 billion in the capital markets to finance its promotional business in the first half of 2015 (as compared to EUR 7.3 billion in the first half of 2014). This also represented an all-time high. The Euro Medium Term Note (EMTN) programme remained the most important funding instrument, contributing EUR 3.3 billion (as compared to EUR 5.4 billion in the first half of 2014) or almost 40% of the total issuance volume. In addition, Rentenbank placed two ten-year, US dollar-denominated global bonds equivalent to a total of EUR 3.0 billion (as compared to EUR 0.7 billion in the first half of 2014). The US dollar was the most important issuance currency during the first half of 2015, accounting for 60% of total funding (as compared to 33% in the first half of 2014), followed by the Australian dollar with a share of 24% (as compared to 13% in the first half of 2014) and the euro with 7% (as compared to 38% in the first half of 2014).

Earnings remain satisfactory

The bank’s results of operations (under German Commercial Code or HGB) in the first half of 2015 were satisfactory. The interest result from operations slightly increased. Thus, Rentenbank has been able to grant higher than planned promotional benefits at the expense of its earnings. Due to significantly increased new business in special promotional loans, expenses for their interest rate subsidies rose by 28.1% to EUR 44.2 million (as compared to EUR 34.5 million in the first half of 2014), reducing net interest income to EUR 148.7 million (as compared to EUR 154.5 million in the first half of 2014). Administrative expenses also increased significantly by 26.9% to EUR 34.0 million (as compared to EUR 26.8 million in the first half of 2014) especially due to higher costs of meeting regulatory requirements and upgrading the bank's IT systems. Operating result before provision for loan losses and valuation stood at EUR 110.5 million (as compared to EUR 125.2 million in the first half of 2014).

Further growth in total assets

Rentenbank's total assets (in accordance with HGB) grew from EUR 80.1 billion at the end of 2014 to EUR 85.9 billion as at June 30, 2015. This increase was mainly attributable to the larger promotional volume. Loans and advances to banks rose to EUR 55.8 billion (as compared to EUR 51.5 billion as at December 31, 2014) and accounted for 65% of total assets (as compared to 64% as at December 31, 2014). Securitized liabilities amounted to EUR 69.6 billion (as compared to EUR 65.8 billion as at December 31, 2014), representing the largest single item on the liabilities and equity side of the balance sheet with a share of 81% (as compared to 82% as at December 31, 2014). Own funds reported on the balance sheet (including subordinated liabilities) remained virtually unchanged compared with December 31, 2014 and came to EUR 4.3 billion as at June 30, 2015.

IFRS financial statements: operating result in line with expectations

Operating result under International Financial Reporting Standards (IFRS) turned out as expected during the first half of 2015. Administrative expenses, which rose in line with those reported in the HGB financial statements, were the main factor that caused operating result to decline to EUR 118.8 million (as compared to EUR 126.0 million during the first half of 2014). Total comprehensive income fell from EUR 130.5 million in the first half of 2014 to EUR 66.9 million in the first six months of the current year. This decrease was largely attributable to losses on the fair value measurement of securities in the revaluation reserve due to the widening of credit spreads.

Capital ratios significantly improved

Compared to December 31, 2014, the Tier 1 capital ratio improved to 19.6% (as compared to 16.4% as at December 31, 2014) and the total capital ratio increased to 22.6% (as compared to 19.3% as at December, 31, 2014), when calculated in accordance with EU’s Capital Requirement Regulation (CRR). These ratios are significantly above regulatory requirements.

Key Figures as at June 30, 2015

			June 30, 2015	June 30, 2014	December 31, 2014
1.		New business
		Special Promotional Loans (€ millions)
		Total	3,609	3,134	6,858
	thereof:	Agriculture	1,497	1,236	2,725
		Rural Development	909	500	1,559
		Renewable Energies	692	1,041	2,006
		Agribusiness	368	247	545

		Standard Promotional Loans	2,608	1,227	2,002
		Securitized Promotional Business	2,123	2,046	2,419

		Refinancing of lending business (€ billions)
		Medium- and long-term funding	8.4	7.3	10.9
	thereof:	Euro-MTN	3.3	5.4	7.3
		Global bonds	3.0	0.7	1.7
		AUD-MTN	2.0	0.9	1.5

2.		Balance sheet in accordance with German GAAP (HGB) (€ billions)
		Total assets	85.9	78.3	80.1
		Loans and advances to banks	55.8	49.3	51.5
		Securities portfolio	20.4	20.7	20.2
		Securitized liabilities	69.6	63.4	65.8
		Own funds	4.3	4.1	4.3

3.		Income statement in accordance with German GAAP (HGB) (€ millions)
		Net interest income	148.7	154.5	311.0
		Administrative expenses	34.0	26.8	56.6
		Operating result before provision for loan losses and valuation	110.5	125.2	242.7
		Interim net income	108.9	128.3	-

4.		Consolidated statement of comprehensive income in accordance with IFRS (€ millions)
		Operating result	118.8	126.0	243.9
		Result from fair value measurement and from hedge accounting	-25.8	-68.0	-183.5
		Other comprehensive income	-26.1	72.5	66.0
		Group’s total comprehensive income	66.9	130.5	126.4

5.		Capital ratios in accordance with CRR (percent)
		Total Capital ratio	22.6	20.2	19.3
		Tier 1 Capital ratio	19.6	17.0	16.4

RECENT DEVELOPMENTS

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects) (1)

Reference period	Percentage change on previous quarter	Percentage change on the same quarter in previous year
2nd quarter 2014	-0.1	1.4
3rd quarter 2014	0.2	1.1
4th quarter 2014	0.6	1.4
1st quarter 2015	0.3	1.1
2nd quarter 2015	0.4	1.6

(1)	Adjustment for seasonal and calendar effects according to the Census X-12-ARIMA method.

Germany’s gross domestic product (“GDP”) increased by 0.4% after price, seasonal and calendar adjustments in the second quarter of 2015 compared to the first quarter of 2015. Compared to the previous quarter, positive contributions mainly came from foreign trade. According to provisional calculations, exports of goods and services increased much more than imports, due in part to the weak euro. In addition, the final consumption expenditure of households increased over the previous quarter, as did government final consumption expenditure. However, fixed capital formation decreased compared with the first quarter of 2015, especially in construction. Inventories also decreased markedly over the previous quarter.

In a year-on-year comparison, the German economy recorded positive growth. GDP in the second quarter of 2015 increased by 1.6% in price and calendar-adjusted terms, following an increase of 1.1% in the first quarter of 2015.

Source: Statistisches Bundesamt, Gross domestic product up 0.4% in the 2nd quarter of 2015, press release of August 14, 2015 (https://www.destatis.de/EN/PressServices/Press/pr/2015/08/PE15_293_811.html).

Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on previous month	Percentage change on the same month in previous year
July 2014	0.3	0.8
August 2014	0.0	0.8
September 2014	0.0	0.8
October 2014	-0.3	0.8
November 2014	0.0	0.6
December 2014	0.0	0.2
January 2015	-1.0	-0.3
February 2015	0.9	0.1
March 2015	0.5	0.3
April 2015	0.0	0.5
May 2015	0.1	0.7
June 2015	-0.1	0.3
July 2015	0.2	0.2

In July 2015, consumer prices in Germany rose by 0.2% compared to July 2014. The inflation rate thus decreased compared to the year-on-year rate measured in June 2015. The low inflation rate in July 2015 was mainly due to a 6.2% decrease in energy prices. Most notably, prices for heating oil and motor fuels decreased by 22.4% and 7.1%, respectively, compared to the corresponding period in 2014. Excluding the prices of energy products, the inflation rate in July 2015 compared to July 2014 would have been 1.0%.

Food prices increased by 0.4% in July 2015 compared to July 2014. Overall, the prices of goods decreased by 0.7% in July 2015 compared to July 2014, mainly as a result of the decrease in energy prices. By contrast, prices for services increased by 1.1% in July 2015 compared to July 2014, due mainly to a 1.2% increase in net rents exclusive of heating expenses.

Compared to June 2015, the consumer price index increased by 0.2% in July 2015. Due especially to seasonal factors, prices for package holidays and air tickets increased by 16.0% and 5.3%, respectively. Overall, energy prices decreased by 0.5% from June 2015 to July 2015. Prices for food decreased by 0.7% in July 2015 compared to June 2015.

Source: Statistisches Bundesamt, Consumer prices in July 2015: +0.2% on July 2014, press release of August 13, 2015 (https://www.destatis.de/EN/PressServices/Press/pr/2015/08/PE15_291_611.html).

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
June 2014	4.8	5.0
July 2014	4.7	5.0
August 2014	5.0	5.0
September 2014	4.9	5.0
October 2014	4.8	5.0
November 2014	5.0	4.9
December 2014	4.5	4.8
January 2015	4.9	4.8
February 2015	5.3	4.8
March 2015	4.8	4.8
April 2015	4.9	4.7
May 2015	4.6	4.7
June 2015	4.6	4.7

(1)	The time series on unemployment are based on the German Labour Force Survey.
(2)	Adjusted for seasonal and irregular effects (trend cycle component) using the X-12-ARIMA method.

The number of employed persons increased by approximately 161,000 persons, or 0.4%, from June 2014 to June 2015. Compared to May 2015, the number of employed persons in June 2015 increased by approximately 10,000, after adjustment for seasonal fluctuations.

In June 2015, the number of unemployed persons decreased by approximately 69,000, or 3.5%, compared to June 2014. Adjusted for seasonal and irregular effects (trend cycle component), the number of unemployed persons in June 2015 decreased by 0.5% to 1.97 million compared to May 2015.

Sources: Statistisches Bundesamt, June 2015: employment up 0.4% on a year earlier, press release of July 30, 2015 (https://www.destatis.de/EN/PressServices/Press/pr/2015/07/PE15_271_132.html); Statistisches Bundesamt, Genesis-Online Datenbank, Tabelle 13231-0001, Erwerbslose, Erwerbstätige, Erwerbspersonen, Erwerbslosenquote: Deutschland, Monate, Original- und bereinigte Daten (https://www-genesis.destatis.de/genesis/online/logon?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billion) (1)
Item	January to June 2015	January to June 2014
Trade in goods, including supplementary trade items	130.1	108.1
Services	-15.0	-15.6
Primary income	22.4	23.3
Secondary income	-22.9	-21.7

Current account	114.6	94.0

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, German exports in June 2015: +13.7% on June 2014, press release of August 7, 2015 (https://www.destatis.de/EN/PressServices/Press/pr/2015/08/PE15_283_51.html).

Other Recent Developments

Financial Assistance to Euro Area Member States

An agreement between Greece and the European institutions, with input from the International Monetary Fund (“IMF”), on the policy conditionality underlying a new economic adjustment program from the European Stability Mechanism (“ESM”) was reached on August 14, 2015. The program will cover an amount of up to EUR 86 billion, including a buffer of up to EUR 25 billion for the banking sector.

Source: Council of the European Union, Eurogroup statement on the ESM programme for Greece, press release of August 14, 2015
(http://www.consilium.europa.eu/en/press/press-releases/2015/08/14-eurogroup-statement).

In July 2015, the sixth review mission for Cyprus’s economic adjustment program was successfully concluded, unlocking the disbursement of a further EUR 100 million by the European Stability Mechanism and EUR 278.4 million by the International Monetary Fund.

Sources: International Monetary Fund, IMF Completes Fifth, Sixth, and Seventh Reviews of Cyprus’ EFF and Approves €278.4 Million Disbursement, press release of June 19, 2015 (http://www.imf.org/external/np/sec/pr/2015/pr15287.htm); European Commission, Economic and Financial Affairs, Financial Assistance in EU Member States, Cyprus (http://ec.europa.eu/economy_finance/assistance_eu_ms/cyprus/index_en.htm).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant Landwirtschaftliche Rentenbank has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, at Frankfurt am Main, Federal Republic of Germany, on 25th of August, 2015.

LANDWIRTSCHAFTLICHE RENTENBANK

By:	/s/ Hans Bernhardt
	Name:	Hans Bernhardt
	Title:	Managing Director,
Member of the Board of Managing Directors

By:	/s/ Harald Strangmann
	Name:	Harald Strangmann
	Title:	Senior Associate Director